EXHIBIT 99.1

STAR BULK CARRIERS CORP. AGREES TO ACQUIRE THREE DRY BULK VESSELS IN AN ALL SHARE TRANSACTION

ATHENS, GREECE, May 14, 2018 - Star Bulk Carriers Corp. (the “Company” or “Star Bulk”) (Nasdaq: SBLK), a global shipping company focusing on transportation of dry bulk cargoes, announced today that it has entered into a definitive agreement with Oceanbulk Container Carriers LLC (“OCC”), an entity affiliated with Oaktree Capital Management L.P. and with family members of our CEO, Mr. Petros Pappas, (the “OCC Vessel Purchase Transaction”) pursuant to which the Company will acquire three Newcastlemax vessels (the “Vessels”) for an aggregate of 3.39 million common shares of Star Bulk (the “OCC Consideration Shares”).
Under the terms of the agreement with OCC, the consideration is determined based on the average vessel valuations by independent vessel appraisers. The transaction has been approved by the disinterested members of the Board of Directors of the Company, based upon the recommendation of a transaction committee of disinterested directors established by the Board of Directors of the Company, which considered the OCC Vessel Purchase Transaction in coordination with the Company’s management team. The OCC Vessel Purchase Transaction, which is expected to be consummated in the second quarter of 2018, remains subject to customary closing conditions.
The three (3) vessels are being constructed at Shanghai Waigaoqiao Shipbuilding Co. (“SWS”), with expected delivery dates in first quarter of 2019. Under the terms of the OCC Vessel Purchase Transaction, the Company will issue to the OCC shareholders the “OCC Consideration Shares” which are subject to adjustments for cash, debt and capital expenditure on the closing date. CSSC (Hong Kong) Shipping Company Limited has agreed to provide $104.4m to finance the remaining $103.8m capital expenditure of the three vessels via a ten-year capital lease.
After giving effect to the OCC Vessel Purchase Transaction, Star Bulk will have a fleet of 108 vessels on a fully delivered basis, aggregate cargo-carrying capacity of approximately 12.26 million deadweight tons and vessels with an average age of 7.1 years.
Offshore Press Conference
Star Bulk's management team will host an offshore press conference on the transaction on Tuesday, May 15, 2018 at 7:00pm Greek time, which is 12.00pm (noon) Eastern Time (ET).
Those who wish to attend Star Bulk’s offshore press conference should dial into the call 10 minutes before the scheduled time using the following numbers: 0(800) 953-0329 (from the UK) or + (44) (0) 1452 542 301 (from outside US). Please quote "Star Bulk."

A replay of the conference call will be available until Tuesday May 22, 2018. Replay numbers are: From the UK 0(800) 953-1533; elsewhere outside the US (+44) (0) 1452 550 000 and the access code required for the replay is: 3128607#.
Slides and audio webcast
There will also be a simultaneous live webcast conducted from Star Bulk’s Athens office over the Internet through the Star Bulk website (www.starbulk.com). Those who wish to view the live webcast should register on the website approximately 10 minutes prior to the start of the webcast.
Nothing contained in the press release is an offer of securities for sale in the United States. No securities of Star  Bulk may be  offered or sold in the United States absent registration under the Securities Act of 1933, as amended (the “Act”) or an exemption from the registration under the Act.
About Star Bulk
Star Bulk is a global shipping company providing worldwide seaborne transportation solutions in the dry bulk sector. Star Bulk's vessels transport major bulks, which include iron ore, coal and grain and minor bulks such as bauxite, fertilizers and steel products. Star Bulk was incorporated in the Marshall Islands on December 13, 2006 and maintains executive offices in Athens, Greece. Its common stock trades on the Nasdaq Global Market under the symbol “SBLK”.
On a fully delivered basis, Star Bulk will have a fleet of 108 vessels, with an aggregate capacity of 12.26 million dwt, consisting of 17 Newcastlemax, 18 Capesize, 2 Mini Capesize, 7 Post Panamax, 35 Kamsarmax, 2 Panamax, 16 Ultramax and 11 Supramax vessels with carrying capacities between 52,055 dwt and 209,537 dwt.

Forward‐Looking Statements
Matters discussed in this press release may constitute forward-looking statements. The Private Securities Litigation Reform Act of 1995 provides safe harbor protections for forward-looking statements in order to encourage companies to provide prospective information about their business. Forward-looking statements include statements concerning plans, objectives, goals, strategies, future events or performance, and underlying assumptions and other statements, which are other than statements of historical facts.
The Company desires to take advantage of the safe harbor provisions of the Private Securities Litigation Reform Act of 1995 and is including this cautionary statement in connection with this safe harbor legislation. The words “believe,” “anticipate,” “intends,” “estimate,” “forecast,” “project,” “plan,” “potential,” “may,” “should,” “expect,” “pending” and similar expressions identify forward-looking statements.
The forward-looking statements in this press release are based upon various assumptions, many of which are based, in turn, upon further assumptions, including without limitation, examination by the Company's management of historical operating trends, data contained in its records and other data available from third parties. Although the Company believes that these assumptions were reasonable when  made,  because  these  assumptions  are  inherently  subject  to  significant  uncertainties  and contingencies which are difficult or impossible to predict and are beyond the Company's control, the Company cannot assure you that it will achieve or accomplish these expectations, beliefs or projections.
In addition to these important factors, other important factors that, in the Company's view, could cause actual results to differ materially from those discussed in the forward-looking statements include the strength of world economies and currencies, general market conditions, including fluctuations in charter rates and vessel values, changes in demand for dry bulk shipping capacity, changes in the Company's operating expenses, including bunker prices, drydocking and insurance costs, the market for the Company's vessels, availability of financing and refinancing, changes in governmental rules and regulations or actions taken by regulatory authorities, potential liability from pending or future litigation, general domestic and international political conditions, potential disruption of shipping routes due to accidents or political events, vessels breakdowns and instances of off-hires and other factors. Please see our filings with the Securities and Exchange Commission for a more complete discussion of these and other risks and uncertainties. The information set forth herein speaks only as of the date hereof, and the Company disclaims any intention or obligation to update any forward-looking statements as a result of developments occurring after the date of this communication.
Contacts:
Company:
Simos Spyrou, Christos Begleris
co Chief Financial Officers
Star Bulk Carriers Corp.
c/o Star Bulk Management Inc.
40 Ag. Konstantinou Av.
Maroussi 15124 Athens, Greece
www.starbulk.com

Investor Relations / Financial Media:
Nicolas Bornozis
President
Capital Link, Inc.
230 Park Avenue, Suite 1536
New York, NY 10169
Tel. (212) 661‐7566
E‐mail: starbulk@capitallink.com
www.capitallink.com